

July 15, 2013

Via E-mail
Lalit Dhadphale
President and Chief Executive Officer and
Principal Financial Officer
Healthwarehouse.com
7107 Industrial Road
Florence, Kentucky 41042

Re: HealthWarehouse.com, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on July 12, 2013
File No. 000-13117

Dear Mr. Dhadphale:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Voting Matters, page 3

1.   Revise to clarify that use of the term "Holders" at the outset of and throughout this section is intended to mean "Holders of record." The earlier disclosure regarding shares held in street name makes clear that beneficial owners have a voting entitled and are distinguishable from holders of record who possess a voting right.

Other Stockholder Nominees, page 3

2.   Revise to indicate that HWH Lending and Milfam are not legally required to pay a control premium to the extent they are successful in acquiring control of the board of directors.

Director Independence, page 6

3.   Revise to specify the legal standard used in determining that the current directors who have been nominated for election are "independent." Make corresponding revisions to the duplicative "Director Independence" subsection appearing on page eleven.

Information Concerning Participants in the Company's Solicitation of Proxies, page 23

4.   The introductory language in Item 5(b)(1)(iii) of Schedule 14A requires the registrant to "state whether or not" any of the information identified in item requirement has occurred. While negative answers need not be disclosed in the proxy statement or other soliciting material, a negative response still needs to be furnished as correspondence in connection with this filing.

5.   Revise to state the name and address of all participants in the solicitation. The registrant, for example, is a participant. See Item 5(b)(1)(i) of Schedule 14A. For a list of parties that are considered participants, refer to Instruction 3(a) to Item 4 of Schedule 14A.

Form of Proxy

6.   The preliminary proxy statement and the form of proxy each must be identified as preliminary copies as required by Rule 14a-6(e)(1). Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants, including the registrant, are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the registrant acknowledging that:

   •   the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

CC:

Jerry Heupel
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, NW, 11th Floor
Washington, DC 20005